Exhibit 99.1

Galmed Pharmaceuticals Provides Business Update and Reports Second Quarter 2021 Financial Results

- Conference Call and Webcast Today at 8:30 a.m. ET / 5:30 a.m. PT -

TEL AVIV, Israel, August 5, 2021 /PRNewswire/ —Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of the liver targeted SCD1 modulator Aramchol™, an oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH and fibrosis, provides today updated information on the Company’s scientific and clinical development programs and reports financial results for the three and six months ended June 30, 2021. The Company will host a conference call and webcast at 08:30 ET today.

Recent Clinical & Scientific Developments

●	The FDA agreed with Galmed's plan to use Aramchol meglumine in the randomized double-blind placebo-controlled part of the Phase 3 ARMOR study.

●	Results from approximately one-third of the study population (~ 50 subjects) of the open label part of our ARMOR study that has completed the post-baseline liver biopsy are expected to be available in Q4 2021 as planned.

●	Completed dosing in first in human Phase I trial of Amilo-5-Mer with topline data expected in Q3 2021 and a Phase 1b proof of concept study is planned for Q4 2021.

●	Entered into a license agreement with Yissum pursuant to which Yissum granted to the Company a worldwide, exclusive and irrevocable license to develop and commercialize Amilo-5Mer.

Financial Summary – Second Quarter 2021 vs. Second Quarter 2020:

●	Cash and cash equivalents, restricted cash, short-term deposits and marketable debt securities totaled $51.2 million as of June 30, 2021, compared to $50.9 million at December 31, 2020.

●	Net loss amounted to $8.4 million, or $0.33 per share, for the three months ended June 30, 2021, compared to a net loss of $5.5 million, or $0.26 per share, for the three months ended June 30, 2020.

●	Research and development expenses amounted to approximately $7.0 million for the three months ended June 30, 2021, compared to approximately $5.0 million for the three months ended June 30, 2020. The increase resulted primarily from an increase in clinical trial expenses in connection with the ARMOR study.

●	General and administrative expenses amounted to approximately $1.4 million for the three months ended June 30, 2021, compared to approximately $0.8 million for the three months ended June 30, 2020. The increase in general and administrative expenses for the three months ended June 30, 2021 resulted primarily from an increase in salaries and benefits, as well from an increase in the cost of our D&O insurance policy premium.

●	Financial income, net amounted to $0.01 million for the three months ended June 30, 2021, compared to financial income, net of $0.3 million for the three months ended June 30, 2020. The decrease primarily relates to a decrease in interest income from financial assets.

Conference Call & Webcast:

Thursday August 5, 2021, 8:30 AM ET

Toll Free: 1-888-394-8218

Toll/International: 1-323-701-0225

Israel Toll Free: 1 809 212 883

Conference ID: 2905012

Webcast: http://public.viavid.com/index.php?id=145911

Replay Dial-In Numbers

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 2905012

Replay Start: Thursday August 5, 2021, 11:30 AM ET

Replay Expiry: Thursday August 19, 2021, 11:59 PM ET

About Aramchol and Non-alcoholic Steatohepatitis (NASH)

Aramchol (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. Aramchol’s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating downregulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of Aramchol on fibrosis is mediated by downregulation of steatosis and directly on human collagen producing cells. Aramchol has been granted Fast Track designation status by the FDA for the treatment of NASH.

NASH is an emerging world crisis impacting an estimated 3% to 5% of the U.S. population and an estimated 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3 registrational study. We are also developing Amilo-5MER, a 5 amino acid synthetic peptide and recently initiated a first in human study.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed’s pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the coronavirus outbreak; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed’s ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed’s ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed’s expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed’s estimates regarding anticipated capital requirements and Galmed’s needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed’s expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the SEC on March 18, 2021, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GALMED PHARMACEUTICALS LTD.

Consolidated Balance Sheets

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$7,923	$6,947
Restricted Cash	113	113
Short-term deposits	1,809	3,807
Marketable debt securities	41,333	40,132
Other receivables	487	812
Total current assets	51,665	51,811

Right of use assets	497	394
Property and equipment, net	163	176
Total non-current assets	660	570

Total assets	$52,325	$52,381

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$5,629	$7,046
Other payables	1,379	966
Total current liabilities	7,008	8,012

Non-current liabilities
Lease obligation	$318	$216
Total non-current liabilities	318	216

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 25,083,914 shares as of June 30, 2021; 21,325,975 shares as of December 31, 2020	70	58
Additional paid-in capital	197,829	179,530
Accumulated other comprehensive gain	108	272
Accumulated deficit	(153,008)	(135,707)
Total stockholders’ equity	44,999	44,153

Total liabilities and stockholders’ equity	$52,325	$52,381

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Research and development expenses	7,036	4,971	14,416	10,521

General and administrative expenses	1,376	845	3,128	1,757

Total operating expenses	8,412	5,816	17,544	12,278

Financial income, net	(16)	(290)	(243)	(689)

Net loss	$8,396	$5,526	$17,301	$11,589

Basic and diluted net loss per share	$0.33	$0.26	$0.72	$0.55

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	25,083,914	21,153,166	24,099,132	21,152,003

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Six months ended
	June 30,
	2021	2020
Cash flow from operating activities

Net loss	$(17,301)	$(11,589)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	21	19
Stock-based compensation expense	943	1,096
Amortization of premium on marketable debt securities	126	16
Interest income from short-term deposits	(7)	(268)
Gain from realization of marketable debt securities	(19)	(10)
Changes in operating assets and liabilities:
Decrease in other accounts receivable	325	158
Decrease in trade payables	(1,417)	(2,123)
Increase (decrease) in other accounts payable	412	(141)
Net cash used in operating activities	(16,917)	(12,842)
Cash flow from investing activities
Purchase of property and equipment	(8)	(5)
Investment in available for sale securities	(7,831)	(26,979)
Sale (investment) in short term deposits, net	2,005	(4,000)
Maturity of short term deposits	-	4,800
Consideration from sale of available for sale securities	6,359	28,588
Net cash provided by (used in) investing activities	525	2,404

Cash flow from financing activities
Proceeds from exercise of options (*)	(*)	61
Issuance of Ordinary shares, net of issuance cost	17,368	-
Net cash provided in financing activities	17,368	61

Increase (decrease) in cash and cash equivalents and restricted cash	976	(10,377)
Cash and cash equivalents and restricted cash at the beginning of the period	7,060	16,043
Cash and cash equivalents and restricted cash at the end of the period	$8,036	$5,666
Supplemental disclosure of cash flow information:

Cash received from interest	$347	$317
Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$530	$35

(*) Represents amount less than $1.

Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com, +972-3-693-8448